

March 11, 2014

<u>Via E-mail</u>
Joseph DuRant
Chief Executive Officer
Cirque Energy, Inc.
645 Griswold
Penobscot Building, Suite 3274
Detroit, MI 48226

> **Re: Cirque Energy, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 25, 2014**
> **File No. 000-52438**

Dear Mr. DuRant:

We have limited our review of your preliminary proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note that on August 15, 2013, the company filed an amendment to its Articles of Incorporation with the Florida Secretary of State. The amendment changed the company's name from Green Energy Renewable Solutions, Inc. to Cirque Energy, Inc; and increased your authorized common stock to 300,000,000 shares and your authorized preferred stock to 20,000,000 shares. Tell us why you did not file an Information Statement in compliance with Exchange Act Rule 14c-2, and confirm that you will include all required disclosure in future filings.

2. It appears that some of the stock authorized in the August 15, 2013 amendments that you are proposing to ratify was used as consideration for the Contribution Agreement, filed as Exhibit 99.1 to the company's June 18, 2013 Form 8-K. In this regard, it appears that the proposals in this preliminary proxy statement are related to the acquisition of Cirque Energy II, LLC, and the issuance and transfer of the convertible debt. In light of your proposed actions to effectively increase your authorized common stock and preferred stock, and thereafter use the

additional authorized shares for the purposes you describe on page 7, please revise your preliminary proxy statement to include all of the information required by Item 14 of Schedule 14A regarding the transfer of the newly authorized shares, the acquisition of Cirque Energy II, LLC, and the issuance and transfer of the convertible debt. Alternatively, tell us in your response letter why you believe you are not required to provide some or all of this information. See Note A of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Julia Griffith at (202) 551-3267 or, in her absence, me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Henry Nisser
     Sichenzia Ross Friedman Ference LLP